September 20, 2019

David Schlanger
Chief Executive Officer
Progyny, Inc.
245 5th Avenue
New York, New York 10016

       Re: Progyny, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on September 11, 2019
           CIK No. 0001551306

Dear Mr. Schlanger :

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement of Form S-1

The Offering, page 15

1. Please revise the disclosure in this section to be as of the same date as the common stock outstanding as disclosed in the principal and selling stockholders information on page
       131. Similarly revise disclosure beginning on 134.
Our Clients, page 103

2. We note your response to prior comment 6 regarding your customers; however, it is unclear how you concluded that the identity of your principal customers, including a customer who represented 17% of your business in the first six months of 2019 is not material. We note Item 101(c)(vii) requires a registrant to identify customers if sales
 David Schlanger
Progyny, Inc.
September 20, 2019
Page 2
      equal 10 percent or more and the loss of such customer would have a material adverse effect. Please provide an expanded analysis that explains clearly your conclusion that the loss of such customers would not have a material adverse effect, or disclose the names of such customers. We note your risk factor disclosure on page 23 regarding the loss of such customers.
Executive Compensation, page 116

3. We note your revisions in response to prior comment 8. Please further revise your disclosure to describe clearly the material terms of the merit based discretionary bonus awards made to named executives during the last completed fiscal year, including a general description of the formula or criteria to be applied in determining the amounts payable. See Item 402(o) of Regulation S-K.
      You may contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel, at
202-551-3357 if you have any questions.



                                                           Sincerely,

FirstName LastNameDavid Schlanger                          Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameProgyny, Inc.
                                                           Mining
September 20, 2019 Page 2
cc:       Alison Haggerty, Esq.
FirstName LastName